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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G


                   Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                            IXC Communications, Inc.
-------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock; $.01 Par Value
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  450713 10 2
-------------------------------------------------------------------------------
                                 (CUSIP Number)





*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP NO.  450713 10 2             SCHEDULE 13G        PAGE   2   OF  5  PAGES
         ---------------------                              -----    -----

   1      NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (entities only)

          Ralph J. Swett
          ---------------------------------------------------------------------

   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

          (a)   [   ]
          (b)   [   ]
          ---------------------------------------------------------------------

   3      SEC USE ONLY

          ---------------------------------------------------------------------

   4      CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
          ---------------------------------------------------------------------

                        5      SOLE VOTING POWER
  NUMBER OF                    3,006,052
   SHARES              --------------------------------------------------------
 BENEFICIALLY           6      SHARED VOTING POWER
  OWNED BY                     0
    EACH               --------------------------------------------------------
  REPORTING             7      SOLE DISPOSITIVE POWER
 PERSON WITH                   3,006,052
                       --------------------------------------------------------
                        8      SHARED DISPOSITIVE POWER
                               0
                       --------------------------------------------------------

   9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          3,006,052
          ---------------------------------------------------------------------

  10 CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)

          [   ]
          ---------------------------------------------------------------------

  11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          9.5%
          ---------------------------------------------------------------------

  12      TYPE OF REPORTING PERSON (See Instructions)

          IN
          ---------------------------------------------------------------------


                               Page 2 of 5 pages
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ITEM 1.

   (a)   NAME OF ISSUER:

         IXC Communications, Inc.

   (b)   ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

         1122 Capital of Texas Highway South
         Austin, Texas 78746

ITEM 2.

   (a)   NAME OF PERSON FILING:

         Ralph J. Swett

   (b)   ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

         1122 Capital of Texas Highway South
         Austin, Texas 78746

   (c)   CITIZENSHIP:

         United States

   (d)   TITLE OF CLASS OF SECURITIES:

         This filing is made in regard to the Common Stock, $.01 par value per share, of IXC Communications, Inc. (the "Common Stock").

   (e)   CUSIP NUMBER:

         450713 10 2

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b), OR 13d-2(b), CHECK WHETHER THE PERSON FILING IS A:

   (a)   [ ]     Broker or Dealer registered under Section 15 of the Act

   (b)   [ ]     Bank as defined in section 3(a)(6) of the Act

   (c)   [ ]     Insurance Company as defined in section 3(a)(19) of the Act

   (d)   [ ]     Investment Company registered under section 8 of the
                 Investment Company Act

   (e)   [ ]     Investment Adviser registered under section 203 of the
                 Investment Advisers Act of 1940

   (f)   [ ]     Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of
                 1974 or Endowment Fund; see Section 240.13d-1(b)(1)(ii)(F)

   (g)   [ ]     Parent Holding Company, in accordance with Section
                 240.13d-1(b)(ii)(G) (Note: See Item 7)





                               Page 3 of 5 pages
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   (h)   [ ]     Group, in accordance with Section 240.13d-1(b)(1)(ii)(H)

ITEM 4.  OWNERSHIP.

   (a)   AMOUNT BENEFICIALLY OWNED:

         At December 31, 1997, the filing person beneficially owned 3,006,052 shares of Common Stock.+

   (b)   PERCENT OF CLASS:

         9.5%

   (c)   NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

         (i)     SOLE POWER TO VOTE OR TO DIRECT THE VOTE:  3,006,052+

         (ii)    SHARED POWER TO VOTE OR TO DIRECT THE VOTE:  0

         (iii)   SOLE POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF:
                 3,006,052+

         (iv)    SHARED POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF:  0

+ Includes 15,745 shares of Common Stock issuable upon conversion of issuer's
  7 1/4% Junior Convertible Preferred Stock Due 2007.

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

   IF THIS STATEMENT IS BEING FILED TO REPORT THE FACT THAT AS OF THE DATE HEREOF THE REPORTING PERSON HAS CEASED TO BE THE BENEFICIAL OWNER OF MORE THAN FIVE PERCENT OF THE CLASS OF SECURITIES, CHECK THE FOLLOWING [ ]



ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

                 Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

                 Not applicable.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

                 Not applicable.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP.

                 Not applicable.

ITEM 10. CERTIFICATION.

   By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.





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                                   SIGNATURE

   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 2, 1998

                                      /s/ RALPH J. SWETT
                                      -------------------------------
                                      RALPH J. SWETT





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